UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 1, 2022

Commission File Number: 001-40852

LUMIRADX LIMITED

LumiraDx Limited

c/o Ocorian Trust (Cayman) Limited

PO Box 1350, Windward 3, Regatta Office Park

Grand Cayman KY1-1108

Cayman Islands

(345) 640-0540

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Subscription Agreement, Indenture and Notes

On March 1, 2022, LumiraDx Limited (the “Company”) entered into privately negotiated subscription agreements (the “Subscription Agreements”) with certain investors (the “Investors”) pursuant to which the Company agreed to sell and the Investors agreed to purchase from the Company (the “Notes Offering”) $56.5 million aggregate principal amount of 6.00% Convertible Senior Subordinated Notes due 2027 (the “Notes”), in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”). The lead investor in the Notes Offering was UBS O’Connor, with participation from Ron Zwanziger, the founder of the Company. The Subscription Agreements contain certain customary representations, warranties and covenants by and for the benefit of the parties thereto. The purchase and sale of the Notes pursuant to the Subscription Agreements are expected to occur on March 3, 2022 (the “Closing Date”), subject to customary closing conditions. The Company ended 2021 with approximately $135 million in cash, and with the estimated gross proceeds from the Notes Offering, its pro forma cash balance as of December 31, 2021 would have been $191.5 million. The Company intends to use the net proceeds from the Notes Offering for general corporate purposes.

The Notes will be issued pursuant to an indenture (the “Indenture”), to be entered into by the Company and U.S. Bank Trust Company, National Association (the “Trustee”), on the Closing Date. The Notes will be senior subordinated unsecured obligations of the Company, subordinated in right of payment to certain specified designated senior indebtedness of the Company, including indebtedness and borrowings under the Company’s existing senior secured loan agreement, and will bear interest at a rate of 6.00% per annum from, and including, the Closing Date, payable semi-annually in arrears on March 1 and September 1 of each year, beginning on September 1, 2022. In certain circumstances, the Company may be required to pay additional amounts as a result of any applicable tax withholding or deductions required in respect of payments on the Notes. The Notes will mature on March 1, 2027, unless earlier converted by the holders or repurchased or redeemed by the Company.

Subject to the terms of the Indenture, the Notes will be convertible at the option of each holder at an initial conversion rate of 108.4346 common shares, $0.0000028 par value per share, of the Company (the “Common Shares”) per $1,000 principal amount of Notes (the “Conversion Rate”), which is equal to an initial conversion price of approximately $9.22 per Common Share (the “Conversion Price”). Upon conversion, the Notes may be settled in cash, Common Shares or a combination of cash and Common Shares, at the Company’s election (subject to certain limitations). The Conversion Rate may be increased on March 3, 2023 and March 3, 2024, if the average of the daily volume weighted average prices of the Common Shares over the 20 consecutive trading days immediately preceding either date is below a specified level, provided that the Conversion Rate may not be increased to a rate that exceeds 137.9310 Common Shares per $1,000 principal amount (the “Ceiling Conversion Rate”). The Conversion Rate (including the Ceiling Conversion Rate) will be subject to adjustment for certain events or distributions but will not be adjusted for any accrued and unpaid interest. Following certain specified transactions or events (each of which will be included in the definition “Make-Whole Fundamental Change” in the Indenture), the Company will increase the Conversion Rate for a holder who elects to convert its Notes in connection with any such transaction or event in certain circumstances.

The Company may redeem for cash all of the Notes in connection with certain tax-related events (any such redemption, a “Tax Redemption”). In addition, the Company may redeem (any such redemption, an “Optional Redemption”) for cash any or all of the Notes, at its option, on or after the later of September 1, 2022 and the date that is 30 days after the initial effectiveness of a registration statement contemplated by the registration rights agreement described below (the “Registration Rights Agreement”), but only if (1) the last reported sale price per Common Share exceeds 130% of the Conversion Price on (x) each of at least 20 trading days (whether or not consecutive) during the 30 consecutive trading days ending on, and including, the trading day immediately before the Company sends the applicable notice of redemption (the “Redemption Notice Date”); and (y) the trading day immediately before the Redemption Notice Date; and (2) unless the Company elects (x) to settle all conversions of Notes called for Optional Redemption in cash and (y) to pay any owed Interest Make-Whole Payment (as defined herein) in cash, in each case, with respect to conversions of Notes during the related redemption period that have been called for redemption after the first anniversary of the Closing Date, a registration statement registering the resale of all shares constituting Registrable Securities (as defined herein) (subject to certain requirements with respect to the delivery of information to the Company by the holders) remains effective and useable for a specified period prior to the applicable redemption date. The redemption price in connection with a Tax Redemption or Optional Redemption would be equal to 100% of the principal amount of the Notes to be redeemed, plus any accrued and unpaid interest to, but excluding, the redemption date. No sinking fund is provided for the Notes, which means that the Company is not required to redeem or retire the Notes periodically. Holders that convert their Notes in connection with an Optional Redemption will be entitled to an interest make-whole payment equal to the remaining scheduled payments of interest, if any, that would have been made on the Notes to be converted had such Notes remained outstanding through March 1, 2026 (an “Interest Make-Whole Payment”). The Company will be permitted to settle any Interest Make-Whole Payment in cash or Common Shares, at its election.

The Indenture will include covenants customary for an indenture governing convertible notes, as well as covenants limiting the incurrence of more than $400 million of secured indebtedness and $100 million of unsecured indebtedness (including the Notes) and limiting certain substantial transactions with affiliates, in each case, subject to certain exceptions. In addition, the Indenture will set forth certain customary events of default after which the Notes may be declared immediately due and payable and certain types of bankruptcy or insolvency events of default involving the Company after which the Notes would become automatically due and payable.

The foregoing descriptions of the Subscription Agreements, the Notes and the Indenture do not purport to be complete and are qualified in their entirety by reference to the Subscription Agreements and the Indenture (which will include the form of the Note). A form of the Subscription Agreement is attached as an exhibit to this Form 6-K. A copy of the Indenture (which will include the form of the Note) is expected to be attached as an exhibit to a Form 6-K to be filed by the Company on or following the Closing Date.

Registration Rights

In connection with the issuance of the Notes, the Company and certain of the Investors will enter into the Registration Rights Agreement on the Closing Date. Pursuant to the terms of the Registration Rights Agreement, and subject to qualifications and exceptions set forth therein: (1) the Company will file with the Securities and Exchange Commission (the “SEC”) within 60 calendar days after the Closing Date (the “Filing Deadline”) a registration statement covering the resale of the Notes and the Common Shares issued or potentially issuable upon conversion of the Notes (the “Registrable Securities”); (2) the Company will use commercially reasonable efforts to cause such registration statement to become effective no later than the earlier of (A) the 90th calendar day after the Closing Date (or the 120th calendar day after the Closing Date if the SEC notifies the Company that it will review the registration statement) and (B) the 10th business day after the SEC notifies the Company that it will not review (or further review) the registration statement (such earlier date the “Effectiveness Deadline”) and (3) the Company will use its commercially reasonable efforts to cause the registration statement to remain continuously effective, supplemented and amended as required by the Securities Act until the earlier of (x) the date on which all Registrable Securities covered by the registration statement cease to be Registrable Securities and (y) the 20th trading day immediately following the maturity date of the Notes (the “Effectiveness Period”). If the required registration statement has not been filed with the SEC by the Filing Deadline, has not become effective by the Effectiveness Deadline or thereafter ceases to be effective or usable (subject to certain exceptions) for the offer and sale of the Registrable Securities during the Effectiveness Period or the Company, through its omission, fails to name a holder of Registrable Securities as a selling securityholder when required by the Registration Rights Agreement (each a “Registration Default”), then in any such case, additional interest will accrue on the Notes at a rate of 0.50% per annum until such Registration Default is cured. Regardless of the number of Registration Defaults that occur (including those that may occur simultaneously), such additional interest on the Notes will not exceed 0.50% per annum.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement which is expected to be attached as an exhibit to a Form 6-K to be filed by the Company on or following the Closing Date.

Press Release

A press release issued by the Company announcing entry into the Subscription Agreements is included as an exhibit to this Form 6-K.

Cautionary Note Regarding Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding the anticipated Closing Date, the consummation of the transactions contemplated by the Subscription Agreements and the expected net proceeds from the Notes Offering. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements, including, among others, the ability of the parties to satisfy the closing conditions of the Subscription Agreements; general economic, political and business conditions; the effect of COVID-19 on the Company’s business and financial results; maintaining regulatory approval or clearance of tests; and those factors discussed under the header “Risk Factors” in the Proxy Statement and Prospectus filed pursuant to Rule 424B(3) with the SEC on September 3, 2021 and subsequent filings with the SEC. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this Form 6-K, the Company cautions you that these statements are based on a combination of facts and factors currently known by it and its projections of the future, about which it cannot be certain. The Company undertakes no obligation to update or revise the information contained in this Form 6-K, whether as a result of new information, future events or circumstances or otherwise.

The information in this Form 6-K (including in Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

EXHIBIT INDEX

Exhibit No.	Description

10.1	Form of Subscription Agreement

99.1	Press Release, dated March 1, 2022 (furnished herewith)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMIRADX LIMITED
Date: March 1, 2022
	By:	/s/ Ron Zwanziger
	Name:	Ron Zwanziger
	Title:	Chief Executive Officer